Mail Stop 3561

February 13, 2006

Kathrine MacDonald, President
International Gold Corp.
885 Pyrford Road
West Vancouver, British Columbia
Canada V7S 2A2

> **Re: International Gold Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form SB-2**
> **Filed January 12, 2006**
> **File No. 333-123134**

Dear Ms. MacDonald:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our previous comment 1 from our letter of October 6, 2005 and we reissue the comment. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company. Your disclosure shows that you generally have no assets other than cash of $243 as of September 30, 2005, no revenues, no operations, no employees other than your officers and directors who, it appears, will only work part-time for the company and that the company generally has no legal rights to the mineral claims. Other than this offering of the company's securities, you have no plan of financing, and, to date, you have not taken any substantive steps in furtherance of a business plan and, as of the filing of this registration statement, you have not set forth a viable plan to sustain operations. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. We offer the following comments to help you revise your disclosure.

2.   We note that the record of the mining claim in exhibit 10.1, K-9 mining claim, is similar to the records of the mining claims in the registration statements of Sterling Gold Corp and High Grade Mining Corp. For example, identical disclosure is in exhibit 10.1 describing the access to the location: "[t]aking the Mitchell Bay Rd, From Gavin Lake, I..P. is 2,200 M Northeast of where the Hamaltine Creek crosses Mitchel Bay Rd." We also note that each claim is in the name of Lloyd Tattersall. Please describe in the prospectus all of the mineral claims held or owned by Woodburn Holdings, Inc. and how each mineral claim is different from other similar claims held by Woodburn Holdings. Also disclose the date in which Woodburn Holdings acquired each claim and the amount paid for each claim, and describe the exploration that has been conducted with each mineral claim to date. We may have further comment.

3.   We note the disclosure on page 19 that the claim is recorded in the name of Woodburn Holdings, Ltd. We also note that exhibit 10.1 reflects as of October 2003 the locator to be Lloyd Tattersal, agent for Glengarry Development Corp. In addition, the bill of sale of the mineral claim by Glengarry Development Corp. to Woodburn Holdings is dated December 10, 2004. Please file as an exhibit a recent record claim that reflects Woodburn Holdings as holding the mineral claims or provide us an analysis as to why such filing is inapplicable.

4.   We note the disclosure in the registration statement on page 31 that "[a]t the present time, we do not foresee a direct conflict of interest because we do not intend to acquire any additional properties." Please discuss the possible conflicts of interest for the company and Robert Baker since Mr. Baker is the controlling shareholder of Woodburn Holdings which appears to have similar mineral claims.

5.   We note the disclosure on page 19 that the claim is recorded in the name of Woodburn Holdings and that "[w]e believe if Mr. Baker as president of Woodburn Holdings, Ltd. transfers title to a third party, Mr. Baker would be liable to us for monetary damages for breach of fiduciary duty, but we do not believe we would have a cause of action against Woodburn Holdings Ltd." Please explain the fiduciary duties owed by Mr. Baker to the company with respect to the mineral claims. Please explain what legal rights the company has to the mineral claims. It appears that the company has no ownership rights to the mineral claims and therefore, the registration statement should be substantially revised to reflect this lack of ownership rights. Also see comment 1 above.

6.   We reissue in part our previous comment 3. We note the disclosure on page 14 that "Robert Baker, our secretary, controls this account." Please disclose whether the account is in the company's name. If the account is a separate account from the company, please clearly disclose such arrangement and describe in detail any fiduciary duties owed by Mr. Baker to the company. In addition, in the SB-2 filings of High Grade Mining Corp. and Sterling Gold Corp., we note similar statements to the company's disclosure in this offering that "[f]unds from the offering will be placed in a separate account at Bank of Montreal." Please discuss whether the funds raised in this offering would be commingled with funds from other offerings or companies. Please disclose in the prospectus a detailed analysis of the legality of such account. We may have further comment.

7.   We note the references to "the property." It appears that the property consists of <u>mineral claims</u>. Please revise throughout the registration statement to clarify that this "property" is simply mineral claims.

<u>Risk Factors, page 10</u>

8.   We note risk factor 13 and the statement that "Katherine MacDonald is our president and a director. We are extremely dependent upon her to conduct our operations." This is not consistent with risk factor 6 which indicates that management does not have any experience or training and therefore the company's operations "could suffer irreparable harm due to management's lack of experience in this industry." Please revise as appropriate.

9.   Please revise risk factor 16 in accordance with our comment above if the company does not control the account in which the funds will be deposited. We may have further comment.

<u>Use of Proceeds, page 11</u>

10.   The additional last paragraph of this section should be relocated as a footnote to the table. Please revise.

Market For Common Equity, page 17

11.   Please indicate the amount of common stock that could be sold pursuant to Rule
        144 as required by Item 201(a)(2)(ii) of Regulation S-B.

Business, page 18

Background, page 18

12.   Please provide a basis for the statement on page 19 that "Woodburn Holdings Ltd.
        will issue a Bill of Sale to a subsidiary corporation to be formed by us should
        mineralized material be discovered on the property."

Claims, page 20

13.   We note the disclosure on page 20 that "Mr. Tattersall advised us that gold has
        been discovered on other property nearby." This reference to other mineral
        properties that exist in the area of the property may allow investors to infer that
        this property may have commercial mineralization, because of its proximity to
        these other mines and/or properties. Describe only geology, history, and/or
        exploration results that are directly related to this mineral claim. See also similar
        disclosure on page 23.

Our proposed Exploration Program, page 23

14.   We note the disclosure on page 24 and the sentence beginning with, "[b]efore
        gold retrieval can begin,…" Inasmuch as this company is in the exploration
        stage, please revise or delete this reference, as there is no assurance at this point
        that gold will ever be found.

15.   We note the statement on page 25 that "[i]f we do not find mineralized material
        on the property, Woodburn Holdings Ltd. will allow the claim to expire and we
        will cease operations." Please explain the process in which the claim would
        expire.

Management's Discussion and Analysis, page 27

16.   We reiterate our prior comment 21 in our letter of September 29, 2005,
        particularly with respect to how the company intends to manage its reporting
        obligations under the federal securities laws in the event the company's
        registration statement is declared effective. Will the company have the funds
        required to file current, quarterly, and annual reports? Please disclose.

17.   Comment 23 in our letter dated September 29, 2005 is reiterated. Provide a
        discussion which covers the next twelve months of operation for the company.

Your present discussion only covers 5 months (150 days). Please disclose the funding for the core drilling and reconcile the plan of operations with the use of proceeds section.

Background of Officers and Directors, page 30

18.   We note the recent filings by High Grade Mining Corp. Please revise the business experience of Robert Baker to reflect the change in business of High Grade Mining Corp and relevant transactions.

Certain Transactions, page 36

19.   Please name the promoters as required by Item 404(d) of Regulation S-B.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        Please contact Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: Conrad C. Lysiak, Esq.

Fax: (509) 747-1770